================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                             A LIMITED PARTNERSHIP
                            (NAME OF SUBJECT ISSUER)

                       EVEREST TAX CREDIT INVESTORS, LLC
                      EVEREST TAX CREDIT INVESTORS II, LLC
                                   (BIDDERS)

                               UNITS OF INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                   100650407
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               W. ROBERT KOHORST
                           EVEREST PROPERTIES II, LLC
                       199 SOUTH ROBLES AVENUE, SUITE 440
                           PASADENA, CALIFORNIA 91101
                                 (626) 585-5920
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200
                            ------------------------

                           CALCULATION OF FILING FEE
  Transaction Valuation*: $2,100,000                  Amount of Filing Fee: $420

 * For purposes of calculating the filing fee only. This amount assumes the purchase of 3,500 units of interest of the subject partnership for $600 per unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not Applicable         Filing Party: Not Applicable
Form or Registration No.: Not Applicable              Date Filed: Not Applicable
================================================================================

                                 SCHEDULE 14D-1
---------------------------------------
    CUSIP No.: 100650407
---------------------------------------

---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EVEREST TAX CREDIT INVESTORS, LLC
---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      [X]
                                                                  (b)      [ ]
---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF
---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
---------------------------------------------------------------------------------------------
    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         NONE
---------------------------------------------------------------------------------------------
    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                        [ ]
         EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         N/A
---------------------------------------------------------------------------------------------
   10    TYPE OF PERSON REPORTING
         OO
---------------------------------------------------------------------------------------------

                                     14D-1
---------------------------------------
     CUSIP No. 100650407
---------------------------------------

---------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         EVEREST TAX CREDIT INVESTORS II, LLC
---------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      [X]
                                                                  (b)      [ ]
---------------------------------------------------------------------------------------------
    3    SEC USE ONLY
---------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS
         AF
---------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)
---------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
---------------------------------------------------------------------------------------------
    7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         NONE
---------------------------------------------------------------------------------------------
    8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                        [ ]
         EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------
    9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         N/A
---------------------------------------------------------------------------------------------
   10    TYPE OF PERSON REPORTING
         OO
---------------------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to an offer by Everest Tax Credit Investors, LLC, a California limited liability company and Everest Tax Credit Investors II, LLC, a California limited liability (collectively, the "Purchaser") to purchase up to 3,500 of the units of interest (the "Units") of the Partnership at $600 per Unit, less the amount of Distributions (as defined in the Offer to Purchase) per Unit, if any, made by the Partnership after July 31, 1997 and less any tax credits allocable to selling Unitholders after September 30, 1997, and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1997, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 99.2 and 99.3 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Boston Financial Qualified Housing Tax Credits L.P. V, a Limited Partnership, a Massachusetts limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 101 Arch Street, Boston, Massachusetts 02110.

     (b) The class of equity securities to which this Statement relates is the Units. Reference is hereby made to the information set forth on the cover page and in the "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in the "Introduction -- Purpose of the Offer" and "Determination of Purchase Price -- Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) Reference is hereby made to the information set forth on the cover page and in the "Certain Information Concerning the Purchaser" and Schedule I ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) None.

     (b) Reference is hereby made to the information set forth in "General Information Concerning the Partnership -- Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser -- Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

     (a)-(g) Reference is hereby made to the information set forth in the "Introduction -- Purpose of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (g) of Item 5 of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) Reference is hereby made to the information set forth in the "Introduction" and "Certain Information Concerning the Partnership -- Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     None.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Reference is hereby made to the information set forth in "Certain Legal Matters -- Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF BIDDER.

     Not applicable. Certain information regarding the ability of the Purchaser to finance the Offer is set forth in "Certain Information Concerning the Purchaser -- Source of Funds" of the Offer to Purchaser and is incorporated herein by reference. The incorporation by reference herein of the above referenced information does not constitute an admission that such information is material to a decision by a holder of the Units as to whether to sell, tender or hold Units being bought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) Reference is hereby made to the information set forth in "Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (e) To the best knowledge of the Purchaser, no such proceedings are pending or have been instituted.

     (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    99.1     Summary Advertisement, dated August 11, 1997.
    99.2     Offer to Purchase, dated August 11, 1997.
    99.3     Agreement of Transfer and Letter of Transmittal.
    99.4     Cover Letter to Unitholders, dated August 11, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 1997

                                          EVEREST TAX CREDIT INVESTORS, LLC and
                                          EVEREST TAX CREDIT INVESTORS II, LLC

                                          By: EVEREST PROPERTIES II, LLC,
                                              Manager

                                          By: /s/ DAVID I. LESSER
                                            ------------------------------------
                                            David I. Lesser
                                            Executive Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                                       DESCRIPTION
-----------     --------------------------------------------------------------------------------
    99.1        Form of Summary Advertisement, dated August 11, 1997
    99.2        Offer to Purchase, dated August 11, 1997
    99.3        Agreement of Transfer and Letter of Transmittal
    99.4        Cover Letter to Unitholders, dated August 11, 1997